

Report of Independent Registered Public Accounting Firm

To the Board of Directors of The Huntington Investment Company

We have reviewed The Huntington Investment Company's assertions, included in the accompanying The Huntington Investment Company's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2025 except as described in its exemption report with respect to the following:

Individual instances of customer funds or securities that were not transmitted to the clearing broker by noon the following business day after receipt by Company representatives were as follows:

Month	Number of Exceptions
January	2
February	8
March	7
April	7
May	6
June	3
July	1
August	7
September	9
October	9
November	3
December	3
Total	65

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) the receipt of fees for referring transactions to other broker-dealers; and (3) the receipt of fees for services provided to affiliates in connection with transactions,, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

PricewaterhouseCoopers LLP, 41 South High Street
Suite 2500, Columbus, Ohio 43215
T: (615) 225-8700



Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Columbus, Ohio
March 2, 2026



THE HUNTINGTON INVESTMENT COMPANY'S EXEMPTION REPORT

The Huntington Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2025 except as described below:

> Individual instances of customer funds or securities that were not transmitted to the clearing broker by noon the following business day after receipt by Company representatives were as follows:

Month	Number of Exceptions
January	2
February	8
March	7
April	7
May	6
June	3
July	1
August	7
September	9
October	9
November	3
December	3
Total	65

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) the receipt of fees for referring transactions to other broker-dealers; and (3) the receipt of fees for services provided to affiliates in connection with transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Huntington Investment Company

I, Melanie K. Hamilton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Melanie K Hamilton
_____

Title: Principal Financial Officer

March 2, 2026